Mail Stop 7010


	November 15, 2005

via U.S. mail and facsimile

Mr. Elie Housman
Chairman of the Board and Chief Executive Officer, InkSure
Technologies Inc.
1770 N.W. 64th Street, Suite 350
Fort Lauderdale, Florida 33309

Re:	Form 10-KSB for the fiscal year ended December 31, 2004
      File No. 0-24431

Dear Mr. Housman:

      We have reviewed this filing and have the following comment. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004

Location of Auditor

1.	We note that your audit report was signed by an audit firm
based
in Israel.  Please tell us how you concluded that it is
appropriate to
have an audit report issued by an auditor licensed outside of the United States, in light of the facts that more than 50% of your assets are located outside of Israel; the majority of your revenues are derived outside of Israel, and your executive offices are located in the United States.  In accordance with Article 2 of Regulation S-
X, we
believe that the audit report of a registrant (that is not a foreign
private issuer) should ordinarily be rendered by an auditor
licensed
in the United States.  Further guidance may be found in Section
5.K of
"International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission`s website at: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm
..
Please tell us if you currently have plans to employ an audit firm located in the United States to render an opinion for fiscal 2005. If not, please tell us whether your management and accounting records are located in the United States or Israel as well as where the majority of the audit work is conducted. We may have further comments.

	*	*	*	*

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to the undersigned at (202) 551-3768.


	Sincerely,



	John Cash
	Accounting Branch Chief


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InkSure Technologies Inc
Form 10-KSB
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE